UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 10, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina	Contact in New York, NY, USA

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (+5411) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (+5411) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS Announces Results for the First Quarter 2017

FOR IMMEDIATE RELEASE: Wednesday, May 10, 2017

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net comprehensive income of Ps. 664.8 million, or Ps. 0.837 per share (Ps. 4.184 per ADS), for the first quarter ended March 31, 2017, compared with the comprehensive net loss of Ps. 52.1 million, or Ps. 0.066 per share (Ps. 0.328 per ADS), for the same period in 2016.

Operating profit for the first quarter ended March 31, 2017 amounted to Ps. 1,067.3 million, which was Ps. 749.0 million higher than the operating profit recorded in the first quarter 2016.

It is worth noting that:

• Net revenues reached Ps. 2,555.2 million, an increase of Ps. 1,129.5 million compared to the 2016 period. This increase was mainly due to higher net revenues from the Natural Gas Liquids ("Liquids") Production and Commercialization segment by Ps. 606.4 million as a result of higher international reference prices and the application of the transitional tariff increase approved by Resolutions No. 3724/2016 and No. 4054/2016 (the "Resolutions") of the National Gas Regulatory Body ("ENARGAS") as from April 1 and October 7, 2016, respectively, applicable to the Natural Gas Transportation segment that reported a positive variation of Ps. 461.2 million.

The tariff increase received through the Resolutions allowed the Company to execute a significant investment plan (the "2016 Investment Plan"), which as of March 31, 2017, accumulated works amounting to Ps. 452.5 million. Given the delays in implementing the tariff increase authorized by the Resolutions, the 2016 Investment Plan is still in the process of execution and will involve additional works totaling Ps. 342 million.

• Operating costs, including depreciation of fixed assets, increased by Ps. 435.4 million, or 44.7% over the same period in 2016.

• Administrative and selling expenses increased by Ps. 31.3 million, or 27.0% over the same period in 2016. This increase includes a positive effect of the recovery of the doubtful accounts allowance in the first quarter of 2017.

• Financial results had a positive effect of Ps. 404.5 million, mainly as a result of the impact of the appreciation of the Argentine peso against the US dollar, (a gain of Ps.6.4 million reported in the first quarter of 2017 vs. a loss of Ps. 398.1 million in the first quarter of 2016).

Finally, it is important to note that on March 30, 2017, the Company entered into a new transitional agreement with the National Government (the "2017 Transitional Agreement") and as a result, ENARGAS issued Resolution No. 4362/2017 ("Resolution 4362") granting TGS a transitional tariff increase until the various governmental authorities involved, including the National Congress, and the National Executive Power, approve and ratify the 2017 Integral Renegotiation Agreement signed by the Company on the same date.

The approval of the 2017 Integral Renegotiation Agreement is an essential step for the long-term sustainable recovery of the Natural Gas Transportation segment and for the implementation of an ambitious capital expenditures program to be implemented during the five-year period from April 2017 to March 2022. The plan (the "Five-Year Plan") mentioned above includes works of quality, safety and reliability, among others, for approximately Ps. 6,786.5 million representing up to four times the level of investments made in this business segment during the past five years.

First Quarter 2017 vs. First Quarter 2016

For the first quarter 2017, TGS posted total net revenues of Ps. 2,555.2 million, compared to Ps. 1,425.7 million recorded in the 2016 period, representing a Ps. 1,129.5 million increase.

The Natural Gas Transportation business segment represented approximately 28% and 19% of TGS’ total revenues during the first quarters of 2017 and 2016, respectively. Since the implementation of the Public Emergency Law No. 25,561 in 2002, TGS has received only three modifications in the tariff schedule applicable to its regulated natural gas transportation tariff, the latter partially applicable since April 1, 2016, all which were insufficient to offset the sustained operating costs increases over the past 15 years.

This business segment is subject to the ENARGAS regulation.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government aimed at expanding capacity in the Argentine natural gas transportation pipeline system. In addition, in November 2005, ENARGAS created the Charge for Access and Use (“CAU”) to compensate TGS for the operation and maintenance of the Natural Gas Transportation assets, which belong to the Gas Trusts. Since its inception in 2005, the CAU received transitory adjustments, which failed to offset increases related to its operating costs since its creation.

Revenues derived from Natural Gas Transportation segment in the first quarter of 2017 increased by Ps. 461.2 million, compared to figures recorded in the same 2016 quarter. This increase is mainly attributable to the transitional increase application approved by the Resolutions. This effect was partially offset by lower average contracted volume of natural gas firm transportation.

The issuance of Resolution 4362 represented an important step in view of the completion of the Integral Tariff Review process ("RTI"). In this sense, Resolution 4362 approves a staged tariff increase of 214.2% and 37% (in the event that it has been granted in a single installment as from April 1, 2017) on the tariff of the Natural gas transportation service and the CAU, respectively. In accordance with the provisions of Resolution No. 74-E/2017 of the Ministry of Energy and Mining, said increase will be granted in three stages. The first tariff increase, in force as of April 1, 2017, amounts to 64.2% of the natural gas transportation tariff, and the CAU is not adjusted. The remaining increases will be determined in due time, for which ENARGAS will have to consider the corresponding financial effect, without affecting the Five-Year Plan, they will come into effect from December 1, 2017 and April 1, 2018, once the 2017 Integral Renegotiation Agreement entered in force.

The operation of the Company’s pipeline system requires a high level of investments to ensure quality, safety and service reliability. Thus, it is of relevance the tariff increases received and the launch of the RTI process last April 2016. The RTI process will be a significant step for the Company to finally recover the tariff charts through the collection of a fair and reasonable rate that will allow developing a sustainable business over time, and securing the provision of an essential public service for Argentina's energy matrix.

Liquids Production and Commercialization revenues accounted for approximately 65% and 73% of the total revenues in the first quarters ended March 31, 2017 and 2016, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account.

Liquids revenues increased Ps. 606.4 million in the first quarter of 2017, in comparison with the first quarter of 2016. The revenue increase stems from an increase in international reference prices along with higher volumes commercialized on the Company’s own account.

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total net revenues, this segment accounted for approximately 7% and 8% of the net revenues in the first quarters ended March 31, 2017 and 2016, respectively. Midstream services include natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as natural gas compression, rendered at the wellhead typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance of pipelines and compressor plants services, as well as steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A., which provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other services revenues rose by Ps. 61.9 million in the first quarter of 2017. This increase is mainly attributable to the higher revenues generated by natural gas compression and treatment services rendered especially in Río Neuquén area. In addition, but to a lesser extent, it should be noted that higher operation and maintenance services were rendered during the first quarter of 2017.

Cost of sales and administrative and selling expenses rose by approximately Ps. 466.7 million in the first quarter of 2017 vs. the first quarter of 2016. This variation is mainly due to higher natural gas costs used as Replacement Thermal Plant ("RTP"), along with higher labor costs and other operating costs of the pipeline system.

Other operating results recorded a positive variation of Ps. 86.2 million, mainly as a result of insurance income for the loss of profit generated by the damage occurred at the PBB Polisur S.A. plant, only customer to whom ethane is sold. This effect was partially offset by a higher negative charge of provisions for contingencies.

During the first quarter of 2017, the net financial results recorded a positive variation by Ps. 404.5 million compared with that reported in the first quarter of 2016. This variation is mainly due to the impact of the appreciation of the Argentine peso on the net liability position in US dollars compared with the devaluation of the argentine peso occurred during the first quarter 2016. This effect was partially offset by the lower positive result recognized in the contracting of derivative financial instruments during the first quarter of 2017.

Liquidity and Capital Resources

The positive variation in the cash and cash equivalents in the first quarter of 2017 amounted to Ps. 907.1 million. The cash flow generated from operations increased Ps. 547.0 million, mainly due to the improvement in operating income. On the other hand, the Cash flow used for financing activities showed a positive variation of Ps. 101.8 million compared to the first quarter of 2016 as a result of the dividend payment made during the first quarter of 2016.

The positive effects mentioned above were partially offset by the increase in net cash flows used in investing activities by Ps. 114.1 million. The higher payments for the acquisition of property, plant and equipment made during the first quarter of 2017 mainly contributed to this effect.

TGS is Argentina’s leading transporter of natural gas, as it operates a natural gas pipeline system with a current firm contracted capacity of approximately 2.8 Bcf/d. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is listed on both, the New York and Buenos Aires stock exchanges, under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (under a merger process with Pampa Energía S.A.) which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is TMF Trust Company (Argentina) S.A. and whose beneficiary is Petrobras Hispano Argentina S.A. -a wholly owned company by Pampa Energía S.A.- who has a trust shareholding of 40%, and (iii) Grupo Inversor Petroquímica S.L. and PCT LLC, who directly and indirectly jointly with WST S.A. trough PEPCA S.A., own the remaining 50% of CIESA’s shareholding.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

# Transportadora de Gas del Sur S.A.

## Financial and Operating Data for the first quarter ended March 31, 2017 and 2016

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

| | 1st quarter | |
|---|---|---|
| | 2017 | 2016 |
| Natural Gas Transportation | 726.9 | 265.7 |
| Liquids Production and Commercialization | 1,654.3 | 1,047.9 |
| Other Services | 174.0 | 112.1 |
| **Net Revenues** | **2,555.2** | **1,425.7** |
| Operating costs | (1,334.1) | (918.6) |
| Depreciation | (74.7) | (54.8) |
| **Cost of sales** | **(1,408.8)** | **(973.4)** |
| **Gross Profit** | **1,146.4** | **452.3** |
| Administrative and Selling Expenses | (147.4) | (116.1) |
| Other Operating Results | 68.3 | (17.9) |
| **Operating profit** | **1,067.3** | **318.3** |
| Net Financial Results | 6.4 | (398.1) |
| Share of profit from associates | 0.1 | 1.1 |
| **Total comprehensive income / (loss) before Income Tax** | **1,073.8** | **(78.7)** |
| Income Tax expense | (409.0) | 26.6 |
| **Total comprehensive income / (loss)** | **664.8** | **(52.1)** |
| **Earnings / (losses) per share** | **0.837** | **(0.066)** |
| **Earnings / (losses) per ADS** | **4.184** | **(0.328)** |

***Operating Data***

| | 1st quarter | |
|---|---|---|
| | 2017 | 2016 |
| **Transmission Volumes (millions of cf/d)** | | |
| Average firm contracted capacity | 2,775.1 | 2,827.8 |
| Average deliveries | 2,047.3 | 2,137.0 |
| **Processing sales (thousands of short tons)** | | |
| Ethane | 68.3 | 76.4 |
| Propane | 106.0 | 95.8 |
| Butane | 76.7 | 77.0 |
| Natural Gasoline | 31.4 | 27.7 |

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods                            ended March 31, 2017 and 2016

(In millions of Argentine pesos)

Breakdown of Net Financial Results

for three-month periods ended March 31, 2017 and 2016

 (In millions of Argentine pesos)

Exhibit III

                                                                                                 Exhibit IV

**Transportadora de Gas del Sur S.A.**

Consolidated Statement of Cash Flows for the years

periods ended March 31, 2017 and 2016

(In millions of Argentine pesos)

| | 2017 | 2016 |
|---|---|---|
| **Cash flows provided by operating activities** | | |
| Total comprehensive income / (loss) for the period | 664.8 | (52.1) |
| **Reconciliation of net income / (loss) to cash flows provided by operating activities:** | | |
| Depreciation of property, plant and equipment | 80.9 | 59.2 |
| Consumption of materials | 1.9 | 0.5 |
| Increase in allowances and provisions | 71.3 | 30.8 |
| Share of profit from associates | (0.1) | (1.1) |
| Interest expense accrual | 89.8 | 100.9 |
| Interest income on Other financial assets other than cash and cash equival | 6.8 | (15.3) |
| Income tax | 409.0 | (26.6) |
| Derivative financial instrument results | - | (51.4) |
| Foreign exchange loss | (92.2) | 371.1 |
| Bad debts allowances | (19.7) | - |
| **Changes in assets and liabilities:** | | |
| Trade receivables | 113.9 | 80.8 |
| Other receivables | (102.7) | (52.0) |
| Inventories | 58.8 | (39.8) |
| Trade payables | (164.0) | 220.7 |
| Payroll and social security taxes | (16.2) | (24.7) |
| Taxes payable | (16.6) | (19.6) |
| Income tax | (9.2) | (0.2) |
| Other payables | 0.7 | (34.8) |
| Provisions | (2.9) | (0.4) |
| Interest paid | - | (0.5) |
| Income tax paid | (1.1) | (0.7) |
| Advances from customers | 17.5 | (0.7) |
| **Cash flows provided by operating activities** | **1,090.7** | **544.1** |
| **Cash flows used in investing activities** | | |
| Additions to property, plant and equipment | (193.2) | (81.1) |
| Financial assets other than cash equivalents | 10.7 | 12.7 |
| **Cash flows used in investing activities** | **(182.5)** | **(68.4)** |
| **Cash flows used in financing activities** | | |
| Payment of loans | (1.1) | (3.3) |
| Dividends paid to the Company's shareholders | - | (99.7) |
| **Cash flows used in financing activities** | **(1.1)** | **(103.0)** |
| **Net increase in cash and cash equivalents** | **907.1** | **372.7** |
| Cash and cash equivalents at the beginning of the year | 1,555.1 | 872.5 |
| Foreign exchange (losses) / gains on cash and cash equivalents | (28.6) | 49.7 |
| **Cash and cash equivalents at the end of the period** | **2,433.6** | **1,294.9** |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: May 10, 2017